Portions of this document have been omitted
pursuant to a request for confidential treatment.  The
omitted portions are marked ***** and have been
filed separately with the Commission.

CONSOLIDATED WATER CO. LTD.
The Regatta Office Park
Windward Three, 4th Floor
West Bay Road, P.O. Box 1114
Grand Cayman, KY1-1102
Cayman Islands
(345) 945-4277

January 22, 2010

VIA EDGAR AND FAX (202-772-9361)

Mr. H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0405

RE:	Consolidated Water Co. Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 17, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
File No. 000-25248

Dear Mr. Owings:

We are responding to your December 18, 2009 comment letter.  For your reference, we included each comment in the letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Overview, page 1

1.
In the table under this heading and in a similar table under the heading “Overview” on page 31, you list the aggregate production capacities of your plants by location. It appears that the aggregate capacity listed in these tables for The Bahamas of 10.4 gallons per day is greater than the sum of the plant capacities itemized under the heading “Item 2. Properties” beginning on page 24. Please revise or tell us why it is not appropriate to do so.

Response:

In future filings, we will revise the production capacity information for our Windsor plant in the Bahamas, as disclosed under “Item 2. Properties,” to 3.1 million U.S. gallons per day.

Our Company, page 2

2.
Due to the size of your print, your organizational chart under this heading is difficult to read. While retaining your disclosure, please provide it in a more readable format. Refer to Exchange Act Rule 12b-12.

Response:

In future filings, we will provide the organizational chart under the heading “Our Company” in a more readable format in compliance with Exchange Act Rule 12b-12.  The revised organizational chart will be substantially as follows:

Retail Water Operations, page 3

3.
We note your disclosure under this heading and elsewhere in your Form 10-K that your license with the Cayman Islands government under The Water Production and Supply Law of 1979 expires in July 2010. We further note your disclosure that “[u]nless [you] are in default under the terms of the license, and upon the expiration of the license, the government may not grant a license to any other party without first offering the license to [you] on terms that are no less favorable than those which the government offers a third party.” In future filings, please disclose whether any default exists under this or other contractual arrangements if such default would be material to an understanding of your business.

Response:

In future filings, we will disclose whether any default exists under our license with the Cayman Islands government under The Water Production and Supply Law of 1979 or other contractual arrangements if such default would be material to an understanding of our business.  We are not in default under the license or any other material contract.

Item 6. Selected Financial Data, page 31

4.
Revise to indicate in a footnote those fiscal years where revenues have been increased to reflect certain amounts charged to your customers for increases in energy costs similar to your disclosure in footnote (1) on page 35 for quarterly financial information. Refer to the second paragraph of Instruction 2 to Item 301 of Regulation S-K.

Response:

In future filings, we will revise the Selected Financial Data table to indicate in a footnote those fiscal years where revenues have been increased to reflect certain amounts charged to our customers for increases in energy costs similar to our disclosure in footnote (1) on page 35 for quarterly financial information.  The revised Selected Financial Data table will be substantially as follows:

	Year Ended December 31,
	2008	2007	2006	2005	2004
Statement of Income Data:
Revenues (1)	$65,678,959	$54,076,865	$42,607,330	$28,365,680	$24,789,502
Net Income	7,209,716	11,387,651	7,521,126	5,514,258	6,197,383

Balance Sheet Data:
Total Assets	154,656,574	149,330,884	138,961,343	88,365,191	70,825,049
Long Term Debt Obligations	22,358,340	23,500,593	24,654,660	19,378,212	12,856,226
Redeemable Preferred Stock	10,420	12,650	14,983	19,382	16,705

Dividends Declared Per Share	$0.325	$0.195	$0.24	$0.24	$0.23
Basic Earnings Per Share	$0.50	$0.79	$0.60	$0.47	$0.54
Weighted Average Number of Shares	14,519,847	14,404,732	12,440,195	11,767,573	11,474,264

Diluted Earnings Per Share	$0.50	$0.79	$0.59	$0.45	$0.53
Weighted Average Number of Shares	14,538,971	14,495,364	12,737,486	12,161,407	11,759,010

(1)     During the fourth quarter of 2008, we reclassified to revenues certain amounts charged to our customers for increases in energy costs. Such amounts had previously been reflected in our consolidated results of operations as a reduction of the energy component of our cost of revenues. These reclassifications had no impact on previously reported amounts of gross profit or net income. Revenues amounts presented above have been revised consistent with this reclassification for all years presented.

Item 7. Management’s Discussion and Analysis of Financial Condition and…, page 31

Critical Accounting Estimates, page 33

5.
We note from your accounting policy on revenue recognition that you estimate the amount of water delivered to customers but not billed when readings are not performed at year end. Tell us the significance of this estimate to the extent that the readings were not performed at year end. If material, we believe you should include a comprehensive discussion regarding the estimates you make for each reporting period that significantly affects the revenue amounts. Your discussion should provide management insights into the variability of the estimates for all periods presented and the basis behind the estimates. See SEC Release No. 338350 and also SEC Release No. 34-48960.

Response:

We read 100% of the customer meters at the end of each month.  Occasionally some retail customer meters will malfunction and cease operating during the month.  For these meters we estimate that month’s usage based upon the customer’s average usage over the previous 12 months and bill the customer for the estimated amount, as is allowed under the terms of our license agreement.  The number of meters that malfunction each month is very small (in the single digits) and given the total number of retail meters (approximately 4,600 at December 31, 2008) the estimated revenues associated with the malfunctioning meters is immaterial to aggregate retail revenues.

Consolidated Financial Statements – Consolidated Water Co. Ltd.

Consolidated Balance Sheets, page 51

6.
We note your presentation of line item “Minority interests in subsidiary” within liabilities and line item “Non-controlling interests within Equity.” In this regard, explain to us and disclose the nature of “Minority interests in subsidiary” as compared “Non-controlling interests.”

Response:

“Minority interests in subsidiary” represents the 9% ownership by other parties in the equity in our consolidated subsidiary, Consolidated Water (Bahamas) Ltd.  We presented minority interest in liabilities in accordance with the requirements of FAS 141. The “Non-controlling interests” represents the 60% ownership by other parties in the equity of our affiliate, Consolidated Water (Bermuda) Ltd.   We consolidate this subsidiary, and include the non-controlling interests in equity, pursuant to the provisions of FIN 46R.

FAS 141R and FAS 160 (both effective for years beginning after December 15, 2008), changed the terminology of minority interest to non-controlling interest and established the classification of such amount in equity.  Effective with the financial statements included in our Form 10-Q  for the three months ended March 31,  2009 we include the minority ownership of CW-Bahamas in non-controlling interests on our consolidated balance sheet.

Consolidated Statements of Cash Flows, age 54

7.	Explain to us the nature of your adding back of line item Minority interest (recovery) in reconciling net income to cash flows provided by operating activities.

Response:

We deducted minority interest recovery from our net income to obtain cash flows from operations as this amount is a non-cash income item that served to increase our net income for each of the years in the three years ended December 31, 2008.   We believe this presentation is consistent with ARB 51 and other reporting guidance in effect prior to the adoption of SFAS 160, which became effective during the three months ended March 31, 2009.

Notes to Consolidated Financial Statements

Note 2. Accounting Policies

Reclassifications, page 58

8.
We note your reclassification of adjustments to energy costs incurred to produce water from cost of revenues to revenues during the fourth quarter of 2008 including all prior reporting periods. Please explain to us in more detail your GAAP basis behind your reclassification in your situation. Cite your relevant accounting literature to support your accounting. If you determined that the classification of these adjustments within revenues is appropriate, explain to us why the retroactive reclassification was not considered the correction of an accounting error. In addition, advise us your consideration of the similar reclassifications of energy costs for OC-BVI during 2008 as disclosed on page 83.

Response:

Energy costs represent a substantial portion of the total costs incurred to produce potable water from seawater using reverse osmosis technology.  Both we and OC-BVI have entered into long-term arrangements to supply water at fixed prices and because energy costs can increase significantly over time, our and OC-BVI’s long term bulk supply contracts and our retail license contain clauses that allow us to “pass-through” increases in energy prices to our customers to protect our operating margins.  While these pass-through mechanisms are also designed to function in reverse (should energy prices temporarily decline, customers receive a credit in their bills) energy prices have experienced a net increase over time and such increase is expected to continue.  Thus the intent of the pass-through mechanism is to provide cost reimbursements that will serve to hedge our energy costs and protect our gross profits from rising energy prices.

We do not believe specific GAAP guidance has been promulgated relative to this situation.   Although the EITF has addressed gross vs. net presentation of certain revenue and cost items in its consensuses 99-19 and 00-10 we believe the facts and circumstances of this situation differ significantly from those presented in such consensuses.   We believe that a conclusion can be reached that such pass-through charges represent energy costs reimbursements that should be netted against energy costs incurred.  Consequently, we believe our previous classification of the pass-through charges as cost reimbursements was an acceptable method.

However, during fourth quarter of 2008 we concluded that presentation of the energy pass-through charges as revenues rather than cost reimbursements was preferable because such presentation provided greater transparency to analysts and investors as to the actual amount of energy costs incurred during the period and the impact of such costs on our gross profit percentages.  We believe a supportable position exists for considering these pass-through charges as revenues because they are associated with the sale of water and are ultimately paid by the customer.

Our independent registered public accountants have agreed with this position, as documented in their letter re: change in accounting principle included as Exhibit 18 to our 2008 Form 10-K.

Note 3. Cash and Cash Equivalents, page 59

9.	Clarify your disclosure and advise us the nature of “Call Deposit” and the basis of including this item as part of your cash and cash equivalents.

Response:

This amount represents an overnight, interest-bearing cash deposit in a bank.  In future filings we will no longer use the term “Call deposit.”

Note 4. Accounts Receivable, page 59

10.
We note from your MD&A discussion on page 37 that the accounts receivable amount of $8 million was due from WSC, a governmental entity. We also note that you expect full collection even though the entity was slow paying. In that regard, tell us in more detail the aging of these receivables and advise us how you assess collectability of the related receivable amounts when determining that no provision is necessary.

Response:

The accounts receivable balances from WSC arise from water sold from our Windsor and Blue Hills plants under long-term supply contracts.  These two plants supply approximately 70% of the potable water utilized by Nassau and the Island of New Providence in the Bahamas.  We have provided water to WSC from our Windsor plant since 1998 and from our Blue Hills plant since 2006 and did not experience any significant delinquencies in the receipt of payment for amounts billed for the water supplied by these plants prior the latter half of 2008.

We learned from discussions with officials of the Bahamian government that the delay in payments resulted from operating issues within WSC that led to cash flow problems for this government utility.  These same representatives assured us that the balances in question would subsequently be paid in full directly by the Bahamas government, rather than by their intermediary, WSC. Based upon these assurances, our legal right under the contracts to cease the supply of water for non-payment of our invoices, and the dependence of the Bahamas on the water supplied by our plants to maintain the daily quality of life in Nassau, we believed these amounts would be paid in full at the time of the filing of our 2008 Form 10-K in March 2009.

With respect to events subsequent to our filing date, in May 2009 the Bahamas government  proposed a payment schedule to improve the aging of these accounts receivable balances over the course of 2009, with the intention of bringing all balances current sometime in 2010.  The Bahamas government has adhered to this schedule and the aging of these accounts receivable balances has improved significantly since December 31, 2008, as shown below (amounts in 1,000s):

	At December 31, 2008		At September 30, 2009

	Amount	%	Amount	%
Current	$1,619	20.0	$2,660	42.9
>30 days	1,184	14.6	40	0.6
>60 days	1,690	20.8	1,117	18.0
>90 days	3,619	44.6	2,386	38.5

	$8,112	100.0	$6,203	100.0

Note 8. Investment in and loan to OC-BVI, page 61

11.
We note your disclosure that “[t]he Company owns 50% of the outstanding voting common shares and a 43% equity interest in the profits of the Ocean Conversion (BVI) Ltd. (“OC-BVI”) . . . Pursuant to a management service agreement, OC-BVI pays the Company monthly fees for certain engineering and administrative services.” In this regard, advise us how you consider paragraph 5 of FIN 46R in determining whether OC-BVI is a variable interest entity. If so, advise us how you consider paragraphs 14 and 15 in determining whether you are not the primary beneficiary in consolidating OC-BVI. If you are not, please explain to us why.

Response:

With respect to each of the three conditions set forth in paragraph 5 of FIN 46R we have concluded none of the conditions a, b, or c exist, as follows:

5.a.  The total equity at risk in OC-BVI is (and has historically been) sufficient to finance its activities without additional subordinated support provided by any parties, including equity holders.  At December 31, 2008 such equity at risk amounted to $6.4 million, of which 57% belonged to our joint venture partner, Sage Holdings. Prior to our acquisition of our 43% interest in OC-BVI in 2003, and from that date until late 2006, OC-BVI had been a highly profitable, dividend paying entity.  As noted in footnote 5 to paragraph 5 “…an enterprise under control of its equity investors that originally was not a variable interest entity does not become one because of operating losses.”

b.  Our Company and Sage Holdings each hold 50% of the equity voting rights and each is entitled to have three representatives on OC-BVI’s six person Board of Directors.  Consequently, each equity holder has equal ability to make all decisions regarding OC-BVI.  Losses are absorbed by each equity holder consistent with their equity interests (57% for Sage Holdings, 43% for Consolidated Water).  Neither equity holder’s return is capped by OC-BVI’s governing documents or other arrangements.

c.  The voting rights of each equity partner are approximately proportional to their rights to absorb the expected losses or receive the expected returns in OC-BVI and its activities do not involve and are not conducted on behalf of an investor that has disproportionately few voting rights.

The monthly management fee we receive from OC-BVI is fixed in amount (subject to annual adjustment for inflation).  This fee is paid for operations management, cash management, engineering, procurement, and accounting services provided monthly by our Company to OC-BVI and is designed to compensate us for the incremental payroll, travel and other costs we incur to provide such services. Our management services fee from OC-BVI amounted to $295,000 for the year ended December 31, 2008.  Sage Holdings also receives a management fee from OC-BVI for management and administrative services it provides, which amounted to $58,000 for the year ended December 31, 2008.

With respect to paragraphs 14 and 15, as can be ascertained from the information provided above, we do not have a variable interest in OC-BVI that will result in our Company absorbing a majority of the losses or receiving a majority of the returns in OC-BVI.

Note 11. Goodwill, page 65

12.	Disclose your goodwill balance by reportable segments for all periods presented. Refer to paragraphs 34 and 45(e)(8) of SFAS 142.

Response:

In future filings we will disclose our goodwill balance by segment for all periods presented.

Consolidated Financial Statements — Ocean Conversion (BVI) Ltd.

Notes to Consolidated Financial Statements

Note 2. Accounting Policies, page 82

13.
Tell us and disclose a comprehensive revenue recognition policy for water sales. We also note your change of revenue recognition policy for your water sales to BVI government from accrual method to cash basis method due to the disputes and that you recorded the billings as deferred revenues. In order for us to better understand your accounting, please explain to us how you recorded the water sales to the BVI government and include in your response the journal entries you used in recording these transactions. In addition, tell us and disclose how you account for the costs related to the water sales to the BVI government. We may have further comment.

Response:

We will include the following revenue recognition policy in future filings:

Revenue from water sales:  The Company recognizes revenues from water sales at the time water is supplied by the Company to the customer’s facility or storage tank. The amount of water supplied is determined based upon water meter readings performed at the end of each month.

Under the terms of both its license agreement with the government of the Cayman Islands and its bulk water supply contracts, the Company is entitled to charge its customers the greater of a minimum monthly charge or the price for water supplied during the month.

With respect to water sales to the BVI government, the journal entries recorded by OC-BVI were as follows:

To record water sold during the month, which was billed at the disputed contract price:

Dr. – Accounts receivable
Cr. – Deferred revenue

The following entries were recorded for actual cash payments subsequent received:

Dr. – Cash
Cr. – Accounts receivable

Dr. – Deferred revenue
Cr. – Revenue

The net impact of the last two entries results in revenue recognition only to extent of actual cash payments received.

All production and other costs related to water sales were expensed as incurred (i.e. – no expense amounts were capitalized or accounted for as deferred costs).

Item 9A. Controls and Procedures, page 89

14.
We note your disclosure under the heading “Disclosure Controls and Procedures” on page 89 that “management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving their objectives ...” as well as your disclosure under the heading “Management’s Report on Internal Control Over Financial Reporting” on page 89 that “[i]nternal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures and your internal control over financial reporting were effective at the reasonable assurance level.

Response:

In future filings, we will revise to clarify that our officers concluded that our disclosure controls and procedures and our internal control over financial reporting were effective at the reasonable assurance level.

15.
We note that management expressed their belief as to the effectiveness of your internal control over financial reporting. Please confirm, if true, that management concluded that your internal control over financial reporting is effective. Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management’s belief.

Response:

We confirm (i) that management concluded that our internal control over financial reporting is effective and (ii) that we will, in future filings, refrain from characterizing this conclusion as management’s belief.

Item 11. Executive Compensation, page 97

Compensation Discussion and Analysis, page 97

General

16.
We note your disclosure under the heading “Employment Agreements” on page 105. Please discuss each of the employment agreement amendments that were entered into in January 2008 as well as the amendment to Mr. McTaggart’s employment agreement entered into in September 2007, including the factors the committee considered in determining each of the material terms contained in the agreement, including salary, bonus and payments upon change of control. Refer to Instruction 2 to Item 402(b) of Regulation S-K.

Response:

Each of the employment agreement amendments entered into in January 2008 and Mr. McTaggart’s employment agreement entered into in September 2007, including the changes to the compensation components contained therein, were a result of a change in the compensation philosophy of the Compensation Committee based upon the Company’s increased profitability in the immediately preceding years.  In determining the compensation components of the named executive officer’s employment agreements, the Compensation Committee reviewed the compensation paid to similarly situated executives of companies listed on the major United States stock exchanges with market capitalizations between $250 million and $450 million (our “Peer Companies”).  Executives at our Peer Companies typically receive base salary, an annual bonus, and equity-based compensation, with top executives (i.e., Chief Executive Officers and Chief Financial Officers) also receiving severance payments and, at times, payments upon a change of control.

In setting the individual base salary of the named executive officers, the Compensation Committee adjusted the average salary for executives at our Peer Companies upward by 20-25% to account for the higher cost of living and amenities in the Cayman Islands as compared to the locations of the Peer Companies.  The difference in the cost of living was estimated generally by the Compensation Committee and was not based upon the specific variance of the cost of living of any one particular city.

In determining the amount of the cash bonus to be paid to the named executive officers, the Compensation Committee reviewed data regarding our Peer Companies to determine the aggregate annual cash compensation (salary plus cash bonus) paid to executives performing similar functions.  Again in order to account for the increased cost of living and amenities in the Cayman Islands, the Compensation Committee set their bonuses at a level that would result in their salary plus bonus being 20-25% above the average aggregate annual cash compensation paid to other executives performing similar functions.  The bonuses paid to the named executive officers other than Mr. McTaggart were contingent upon the achievement of performance goals established by Mr. McTaggart and the executive officer.

The named executive officers receive equity-based compensation to align their interests with the interests of our shareholders and encourage executive retention.  The named executive officers other than Mr. McTaggart received stock options and 25% of Mr. McTaggart’s annual bonus is paid in shares of the Company.  In determining the number of options to be granted to the named executive officers other then Mr. McTaggart in 2008, the Company took into account competitive market data regarding the Peer Companies, the individual’s position, scope of responsibilities, ability to affect profits and shareholder value, the individual’s historic and recent performance and the value of stock options in relation to other elements of total compensation.

The severance payments to be made to our Chief Executive Officer and our Chief Financial Officer were components of their prior employment agreements, which neither executive officer would forego in their new employment agreement.  In determining whether to approve the terms of severance payments to be paid to our Chief Executive Officer and Chief Financial Officer, the Compensation Committee reviewed the data from our Peer Companies.  The Compensation Committee set the terms of the severance packages to be paid to our Chief Executive Officer and our Chief Financial Officer so that such terms are similar to the severance packages of chief executive officers and chief financial officers of companies of similar size and employee base.

The payment to be made to our Chief Financial Officer upon a change of control was negotiated between our Chief Financial Officer and our Chief Executive Officer.  We believe that our Chief Financial Officer’s change in control arrangement is generally in line with such arrangements offered to Chief Financial Officers of the companies of similar size represented in the compensation data reviewed.

Compensation Philosophy and Objectives, page 97

17.
You disclose that the “Committee evaluates both performance and compensation to ensure that [you] maintain [your] ability to attract and retain highly skilled and motivated employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of companies listed on the major United States stock exchanges with market capitalizations between $250 million and $450 million ([your] “Peer Companies”).” Please specify how each component of compensation relates to the data you analyzed from the peer companies and include a specific discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Please also identify the peer companies used.

Response:

Executives at our Peer Companies typically receive base salary, an annual bonus, and equity-based compensation, with top executives (i.e., Chief Executive Officers and Chief Financial Officers) also receiving severance payments and, at times, payments upon a change of control.  Our Compensation Committee set base salary and total cash compensation (i.e., base salary plus cash bonus) 20-25% above the average base salary and average total cash compensation of executives at our Peer Companies.  Actual payments fall within these parameters.  The Compensation Committee did not target a certain percentage for equity-based compensation.  The severance payments to be made to our Chief Executive Officer and Chief Financial Officer and the change of control payments to be made to our Chief Financial Officer were terms requested by such officers.  The Compensation Committee agreed to the terms of the severance packages and the change of control arrangement as such terms are similar to the severance packages and change of control arrangements of chief executive officers and chief financial officers of companies of similar size and employee base.

Our Peer Companies are:

Exponent Inc.	PW Eagle Inc.
Flow International Corp.	Badger Meter Inc.
Synagro Technologies Inc.	Casella WAste Systems Inc.
Ituran Location & Control Ltd.	Lindsay Corporation
Echelon Corporation	Fuel Cell Energy Inc.
Northwest Pipe Co.	Plug Power Inc.
North American Energy Partners Inc.	Central Vermont Public Serivce Corp.
Powell Industries Inc.	Energysouth Inc.
Southwest Water Co.	Cascade Natural Gas Corp.
Integrated Electrical Services Inc.

Setting Executive Compensation, page 97

18.
Please refer to our prior comment. It is unclear how the peer company information was used to set the base salaries in the employment agreements of your named executive officers. Please disclose the peer company benchmark from which the 20-25% upward adjustments were made.

Response:

In setting the base salaries in the employment agreements of Messrs. McTaggart and Sasnett, the Compensation Committee determined the approximate total average annual cash compensation paid to executives performing similar functions at our Peer Companies.  Such amount was then divided by the respective companies’ annual revenue and income and expressed as a percentage.  Generally, the chief executive officer’s total annual cash compensation at our Peer Companies was approximately 1% of the Peer Companies’ average annual revenue and 5% of the Peer Companies’ average annual income and the chief financial officer’s total average annual cash compensation at our Peer Companies was approximately 0.5% of the Peer Company’s average annual revenue and 2.5% of the Peer Companies’ average annual  income.  The Compensation Committee applied these percentages to our annual revenue and income and then increased the resulting amounts by between 20-25%.

In setting the base salaries in the employment agreements of our vice presidents, Mr. McTaggart estimated the average annual salaries paid to executives with similar levels of responsibility in the Cayman Islands, taking into account the very limited availability of persons possessing the requisite skills and experience in the local labor market, and gave his recommendation to the Compensation Committee.  The Compensation Committee compared the suggested annual  base salary for each of our vice presidents to the annual base salaries paid to executives performing similar functions at  a publicly owned electrical utility in Grand Cayman, Cayman Islands.  Because the suggested annual base salary for our vice presidents was similar to that paid to executives performing similar functions at such publicly owned utility, the Compensation Committee approved the salaries recommended by Mr. McTaggart.

Incentive-Based Compensation, page 99

19.
You state that a significant amount of total compensation for which your named executive officers are entitled is comprised of annual bonus. To the extent that there are quantitative limits on these amounts pursuant to employment agreements, please disclose these percentages. For example, it appears that Mr. McTaggart’s annual bonus amount cannot exceed 100% of his remuneration payable under his employment agreement.

Response:

The current employment agreements with our named executive officers, other than Mr. McTaggart, do not provide quantitative limits on the annual bonus amounts payable.     In future filings, to the extent that there are quantitative limits on annual bonus amounts pursuant to employment agreements, we will disclose them.

20.
You disclose in the second paragraph under this heading a variety of factors the Board considered in determining the 2008 annual bonus for your chief executive officer. Disclose specifically how the Board takes each of these factors into account in setting the actual incentive compensation level for Mr. McTaggart.

Response:

The Board assigned a value to each of the factors considered in determining the 2008 annual bonus for our Chief Executive Officer.  The value assigned to each factor is as follows: (a) the Company achieving its budgeted net income and earnings per share targets – 30% of base salary, (b) Mr. McTaggart facilitating the Company’s revenue growth through project extensions and new projects – 25% of base salary, (c) the Company staying within the approved capital expenditure budgets for operations, project extensions and new projects – 25% of base salary, (d) Mr. McTaggart fostering excellent communications with the Board of Directors and being receptive to input from the Board of Directors – 10% of base salary, (e) Mr. McTaggart executing any special projects as assigned by the Board of Directors – 5% of base salary, and (f) the development and maintenance of excellent customer relations - 5% of base salary.

21.
With respect to the annual incentive compensation of your other named executive officers, please disclose the performance goals, including, with respect to your chief financial officer, the “various financial initiatives and financial reporting process” objectives. Consistent with our prior comment, please also disclose specifically how the Board, the committee or the chief executive officer takes each of these factors and any others into account in setting the actual incentive compensation levels for your named executive officers other than Mr. McTaggart.

Response:

The 2008 performance goals established with respect to the annual incentive compensation of our named executive officers, other than Mr. McTaggart, are set forth below.  These performance goals are considered in their entirety and we do not place values or weights on any specific goals.

David Sasnett, Chief Financial Officer

1. Ensure that monthly management accounts are provided to the Chief Executive Officer and other members of executive management.

2. The Company achieving its budgeted consolidated accounting and auditing costs.

3. Ensure that  the Company and its subsidiaries are fully compliant with Sarbanes-Oxley.

4. The CFO will ensure that all statutory financial reporting filings are made accurately and on time.

Ramjeet Jerrybandan, VP Overseas Operations

1. Maintain or increase 2007 gross margin of Consolidated Water (Belize) Limited in 2008.

2. Maintain or increase 2007 gross margin of Ocean Conversion (BVI) Ltd.

3. Restore equipment operating efficiencies at Blue Hill Plant to original design efficiencies.

4. Increase the average monthly on-line factor at the Windsor plant to at least 90% for the original equipment.

5. Complete the implementation of the CMSS in all overseas operations and fully train all staff in its effective operation.

6. Develop and implement an effective operating plan for the Bermuda Plant and achieve budgeted profit targets.

Gregory S. McTaggart, VP Cayman Operations

1. Maintain or increase 2007 gross margins in 2008 for Cayman Water Company Limited and Ocean Conversion (Cayman) Limited.

2. Lower overall water loss percentage for Cayman Water Company Limited retail from the 2007 figure and implement a preventative/detective water loss program using pressure and flow monitoring equipment.

3. Contain Operations and Maintenance expenses, excluding Cost of Sales, Cost of Sales to 2008 budget or below for Cayman Water Company Limited and Ocean Conversion (Cayman) Limited.

4. Maintain or improve the 2007 overall specific energy efficiency of Cayman Water Company Limited and Ocean Conversion (Cayman) Limited water production plants; return NSD to design efficiency; and implement a program to prevent a re-occurrence of the control system problem that caused the membrane damage to Train 2 in early 2008.

5. Reduce total overtime wages paid to Cayman Water Company Limited and Ocean Conversion (Cayman) Limited staff to below total 2007 figure.

Gerard J. Pereira, VP of Sales and Marketing

1. Win at least two capital projects over US$3,000,000

2. Establish new local partnerships and generate a presence in at least one "new" market, meaning a country which the Company had no past historical business.

3. Develop a Sales and Marketing plan for the Company.

4. Expand the Company's current presence within the Caribbean Water and Wastewater Association and their annual trade show and cultivate a closer relationship with the organization.

5. Become active in the newly-founded Caribbean Desalination Association, make a bid for their executive committee, and ensure the Company’s presence at their 2008 conference.

22.
With respect to equity incentives, you disclose that “in determining the number of options to be granted to [your] Chief Financial Officer and Vice Presidents in 2008, [you] took into account competitive market data, the individual’s position, scope of responsibility, ability to affect profits and shareholder value, the individual’s historic and recent performance and the value of stock options in relation to other elements of total compensation.” Disclose specifically how you take each of these factors and any others into account in setting the actual equity incentive compensation levels for your chief financial officer and vice presidents.

Response:

In setting the actual equity incentive compensation levels for our chief financial officer and vice presidents, we apportioned the greatest weight to an  executive’s ability to affect profits and shareholder value and the executive’s recent performance, and less weight to the executive’s historic performance.  As our Vice Presidents of Operations have the greatest ability to affect profits and shareholder value, we set their equity incentive compensation at approximately 20% of their respective base salary.  As our Chief Financial Officer and VP of Marketing and Sales have less of an ability to affect profits, we set their equity incentive compensation at approximately 15% of their respective base salary

Summary Compensation Table, page 104

23.
In the last paragraph under the heading “Employment Agreements—Frederick W. McTaggart—President and Chief Executive Officer” on page 105, you disclose that the annual bonus, if any, will be paid 75% in cash and 25% in the company’s common shares. Please footnote your summary compensation table to include the number of shares issued pursuant to this provision of Mr. McTaggart’s employment agreement. To the extent necessary, please also provide appropriate disclosure about equity-based compensation received instead of bonus in the grants of plan-based awards table, the outstanding equity awards at fiscal year end table and the option exercises and stock vested table.

Response:

In future filings, we will footnote our summary compensation table to include the number of shares issued pursuant the provision of Mr. McTaggart’s employment agreement that provides that his annual bonus, if any, will be paid 75% in cash and 25% in the Company’s common shares. To the extent necessary, we also will provide appropriate disclosure about equity-based compensation received instead of bonus in the grants of plan-based awards table, the outstanding equity awards at fiscal year end table and the option exercises and stock vested table.  The revised tables will be substantially as follows:

{table follows on next page}

Summary Compensation Table

The following table summarizes the compensation of our (1) Chief Executive Officer, (2) Chief Financial Officer and (3) our three other most highly compensated executive officers based upon total compensation (collectively, our “Named Executive Officers”) for the fiscal years ended December 31, 2008, 2007 and 2006.

				Stock	Option	Non-Equity
Name and Principal		Salary	Bonus	Awards	Awards	Incentive Plan	All Other	Total
Position	Year	($)	($) (1)	($) (2)	($(3)	Compensation($) (4)	Compensation($) (5)	($)
Frederick W. McTaggart Chief Executive Officer	2008	375,000	86,250	28,750	—	—	10,360	500,360
	2007	230,000	234,381	78,127	—	—	6,600	549,108
	2006	223,416	131,534	43,844	—	—	6,600	405,395
David W. Sasnett (6) Executive VP & Chief	2008	221,000	50,000	30,000	93,941	—	10,200	405,141
Financial Officer	2007	202,500	50,625	40,000	—	—	9,000	302,125
	2006	155,000	67,500	20,000	—	—	8,400	250,900
Ramjeet Jerrybandan VP Overseas Operations	2008	132,750	45,000	—	74,899	—	13,800	266,449
	2007	122,570	49,028	—	—	—	3,600	175,198
	2006	102,000	24,644	—	—	—	3,600	130,244
Gregory S. McTaggart VP Cayman Operations	2008	132,750	30,000	—	74,899	—	8,750	246,399
	2007	128,750	51,500	—	—	—	6,100	186,350
	2006	125,000	35,816	—	—	—	6,100	166,916
Gerard J. Pereira VP Sales and Marketing	2008	132,750	26,550	—	56,174	—	13,800	229,274
	2007	122,750	49,028	—	—	—	3,600	175,378
	2006	99,167	36,914	—	—	—	3,600	139,681

(1)	Bonus amounts have been determined pursuant to the bonus terms outlined in our Named Executive Officers’ respective employment agreements.

(2)
Under the terms of Mr. McTaggart’s employment agreements, his bonus was to be paid 75% in cash and 25% in common shares, valued at the market price at the close of trading on December 31, of the relevant fiscal year.  As a result, Mr. McTaggart received the following number of ordinary share in the years noted: 2008 – 2,300 shares, 2007 – 3,101 shares, and 2006 – 1,758 shares. Under the terms of Mr. Sasnett’s employment agreement effective for 2007, he was entitled to receive the equivalent in value of $40,000 of our common shares annually. Such shares vest quarterly in increments of 12.5% over a two-year period beginning on the date of grant.

(3)
There were no option awards during 2006 and 2007 to Named Executive Officers. Options amounts have been determined pursuant to the option terms outlined in our Named Executive Officers’ respective employment agreements.

(4)	There was no non-equity incentive plan compensation during 2006, 2007 and 2008 to Named Executive Officers.

(5)
Represents (i) pension plan contributions of $3,600 for each of Frederick W. and Gregory S. McTaggart, Ramjeet Jerrybandan and Gerard Pereira, (ii) car allowance of $10,200, $9,000 and $8,400 for Mr. Sasnett for 2008, 2007 and 2006, respectively; (iii) car allowance of $10,200 for Mr. Jerrybandan and Mr. Pereira for 2008; (iv) the cost to us in the amount of $5,150, $2,500 and $2,500 for the automobile used by Gregory S. McTaggart for 2008, 2007 and 2006, respectively; and (v) the cost to us in the amount of $6,760, $3,000 and $3,000 for the automobile used by Frederick W. McTaggart for 2008, 2007 and 2006, respectively.

(6)
Mr. Sasnett assumed the position of Chief Financial Officer effective June 3, 2006. The 2006 information presented herein represents annualized compensation amounts paid for the period from June 2, 2006 to December 31, 2006.

Grants of Plan-Based Awards

The following tables present information with respect to the stock options granted in the fiscal year ended December 31, 2008 to the Named Executive Officers. There can be no assurance that the Grant Date Fair Value of Option Award will ever be realized by the individual. The amount of these awards that were expensed is shown in the Summary Compensation Table.

Name	Grant Date	Expiration Date		Number of Shares of Stock Granted	Number of Securities Underlying Options Granted	Exercise Price	Grant Date Fair Value of Stock and Option Award (1)
Frederick W. McTaggart	12/31/2008	—		2,300	—	—	$28,750
David W. Sasnett	5/14/2008	1/1/2014	(2)	—	22,200	30.40	15.45
Ramjeet Jerrybandan	5/14/2008	1/1/2014	(2)	—	17,700	30.40	15.45
Gregory S. McTaggart	5/14/2008	1/1/2014	(2)	—	17,700	30.40	15.45
Gerard J. Pereira	5/14/2008	1/1/2014	(2)	—	13,275	30.40	15.45

(1)	Represents compensation cost of option awards as described in SFAS No. 123(R).
(2)	These options vest in equal tranches on each of January 1, 2009, 2010 and 2011 and expire three years from the applicable vesting date.

24.
In the column related to stock awards, please disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FASB Accounting Standards Codification Topic 718, Compensation Stock Compensation (FAS 123R). Refer to Item 402(c)(v) of Regulation S-K.

Response:

In future filings, we will disclose the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FASB Accounting Standards Codification Topic 718, Compensation Stock Compensation (FAS 123R) in the column related to stock awards.  Please see the response to Comment 23 for the revised Summary Compensation Table.

Grants of Plan-Based Awards, page 108

25.
In this table, it appears that you have provided the grant date fair values on a per option basis. In future filings, please revise to instead include the aggregate grant date fair value of the award. Refer to Item 402(d)(2)(viii) of Regulation S-K.

Response:

In future filings, we will revise the grants of plan-based awards table to include the aggregate grant date fair value of the award instead of providing the grant date fair values on a per option basis.

Potential Payments Upon Termination or Change of Control, page 109

26.
While the Commission has not mandated tabular disclosure of potential post- employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer’s termination or change in control of the company. Refer to Section VI of Securities Act Release 33-8732A.

Response:

In future filings, we will present potential post-employment payments in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer’s termination or change in control of the Company.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009 Notes to Condensed Consolidated Financial Statements Note 6. Investment in and loan to affiliate, page 11

27.
We note the disclosure of the $160,000 impairment charge for your investment in OC-BVI for the quarterly period ended September 30, 2009. We also note the charge represented the amount that the OC-BVI equity investment carrying amount exceeds that of its estimated fair value as of September 30, 2009. Your calculation of the estimated fair value was based on the expected cash flows associated with the possible outcomes of the Baughers Bay dispute and the negotiations for a definitive contract on the new Bar Bay plant being constructed by you. In this regard, please provide us a summary of your calculation and the major assumptions used with respect to the possible outcome of the Baughers Bay dispute as well as the possible outcomes resulting from your negotiation of a definite contract on the new Bar Bay plant. We may have further comment.

Response:

We engaged an independent valuation firm to assist us with our fair value calculations for our investment in OC-BVI.  We are providing you via separate correspondence with the report prepared by this firm detailing our fair value calculations for OC-BVI.

The key assumptions used to prepare this report included various scenarios, and the relative probabilities assigned to each, for the resolution of the Baughers Bay dispute and the Bar Bay contract negotiations.

Our fair value calculations reflected three possible scenarios for Baughers Bay -

Portions of this document have been omitted
pursuant to a request for confidential treatment.  The
omitted portions are marked ***** and have been
filed separately with the Commission.

1.  * * * * *

2.  * * * * *

3.  * * * * *

* * * * *

In connection with responding to the comment from the Staff’s letter, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Angell Palmer & Dodge LLP at (561) 833-7700.

Sincerely,

/s/ David W. Sasnett
David W. Sasnett
Chief Financial Officer

Cc:	Catherine T. Brown, Staff Attorney
Frederick W. McTaggart, Chief Executive Officer
Leslie J. Croland, P.A.